Mail Stop 4561

April 24, 2009

Frank Slootman
Chief Executive Officer
Data Domain, Inc.
2421 Mission College Blvd
Santa Clara, CA 95054

      RE: **Data Domain, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2008
                File No. 001-33517

Dear Mr. Slootman:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data, page 33

Consolidated Statement of Cash Flows, page 39

1.   We note that you have recorded excess tax benefits from stock-based compensation as a cash inflow from operating activities in fiscal years 2008 and 2007. Please tell us your consideration for paragraphs 23.c of SFAS No. 95 and paragraph A96 of SFAS No. 123R. In this regard, the realized tax benefit related

to the excess of the deductible amount over the compensation cost recognized should be classified in the statement of cash flows as a cash inflow from financing activities and a cash outflow from operating activities. Please advise.

Notes to Consolidated Financial Statements, page 40

Note 1. Organization and Significant Accounting Policies, page 40

Revenue Recognition, page 40

2.   Please explain your statement that "revenues are recorded net of customer returns which are estimated at the time of sale" with the apparent contradictory disclosure that "[your] customer arrangements do not include rights of return or acceptance provisions."

Note 10. Income Taxes, page 57

3.   Please explain the reasons behind the disproportionate amount of net loss attributable to international operations for the year ended December 31, 2008. Further, explain why you have not provided discussion of this fiscal year 2008 loss allocation in your MD&A.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant